Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

3rd March 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  February 21st; 22nd; 27th; 27th; 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

08001157

Dennis Read
Deputy Company Secretary

Encs.

From:	William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent:	21 February 2008 07:23
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RECEIVED

William Hill PLC - Directorate Change

RNS Number:4381O
William Hill PLC
21 February 2008

21 February 2008

Appointment of Chief Executive

The Board of William Hill PLC today announces the appointment of Ralph Topping as Chief Executive.

Ralph Topping 56, is currently Group Director, Operations at William Hill, with responsibility for the Group's UK-based operations. He was appointed to the Board of William Hill in April 2007. Mr Topping joined William Hill in 1973 and has held various positions within the company, including Retail Operations Director and Internet Director. Mr Topping will become Chief Executive with immediate effect.

Charles Scott, Chairman of William Hill, said:

'The Board has undertaken an extremely thorough search process over recent months. We have tested the market place in considerable detail. I am delighted that we have reached the view that in Ralph, who brings more than 35 years of industry experience to the role, we have a first class appointment. We will also benefit from his deep knowledge of the William Hill business.'

Mr Scott has been filling the role of Executive Chairman and will now resume his role as Chairman.

Ralph Topping said:

'Our industry is facing significant change and new challenges, not least the challenges that come from new regulation. There are also major opportunities for William Hill as we rapidly develop our online businesses and continue to build on the success of our UK operations. I look forward to leading the company as Chief Executive, and to working with the Board and management team. We will build on the company's successes and drive the company forward.

-Ends-

Enquiries:

Charles Scott, Executive Chairman	Tel: 020 8918 3910
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

Notes to Editors

1. Biography of Ralph Topping

Ralph Topping, 56, has worked for William Hill for almost 35 years. He joined the company as a 'Saturday worker' in Glasgow, and has since held numerous roles including shop manager, human resources manager and regional manager in Scotland In 1998 Mr. Topping was appointed internet director, and pioneered William Hill's internet presence and online operations. In 2002 he became retail operations director, and in 2007 he was appointed group director, operations.

2. William Hill Plc

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering amusement with prizes machines and fixed odds betting terminals in licensed betting offices and operating online casino, poker and fames sites as well as two greyhound stadia.

It is a market leader in all major betting channels in the UK with an established international presence through its online business.

END
BOAILFSAFTIIFIT

From:	William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent:	22 February 2008 09:30
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RECEIVED

William Hill PLC - Holding(s) in Company

RNS Number:5417O
William Hill PLC
22 February 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
22 February 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

20 February 2008

6. Date on which issuer notified:

21 February 2008

7. Threshold(s) that is/are crossed or reached:

Fallen below 8%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	28,202,891	28,202,891

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	26,805,594		26,805,594		7.718

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting right
26,805,594	7.718

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

13,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

7,021 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,898 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,757,933 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier

Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP
+44 (0) 1444 418127

GrpOps_CDU@LloydsTSB.co.uk

END
HOLZGGZZLZVGRZG
RNS Number:5417O
William Hill PLC
22 February 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
22 February 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

20 February 2008

6. Date on which issuer notified:

21 February 2008

7. Threshold(s) that is/are crossed or reached:

Fallen below 8%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	28,202,891	28,202,891

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	26,805,594		26,805,594		7.718

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting right
26,805,594	7.718

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

13,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

7,021 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,898 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,757,933 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows

Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier

Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP
+44 (0) 1444 418127

GrpOps_CDU@LloydsTSB.co.uk

END
HOLZGGZZLZVGRZG

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 27 February 2008 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Preliminary Results

RNS Number:8171O
William Hill PLC
27 February 2008

Wednesday, 27th February 2008

WILLIAM HILL PLC
ANNOUNCEMENT OF PRELIMINARY RESULTS

William Hill PLC (the 'Group') today announces its results for the 53 weeks ended 1 January 2008 ('the period').

Highlights include the following:

* Gross win up 6% to £983.7m (2006: £931.3m)

* Profit on ordinary activities before finance charges and exceptional items down 2% to £286.7m (2006: £292.2m)

* Cash generated from operations before tax and interest down 1% to £310.7m (2006: £313.9m) which represents 108% of operating profit

* Adjusted basic earnings per share (EPS) pre exceptionals up 4% to 47.4 pence (2006: 45.5 pence) and basic EPS post exceptionals down 2% to 44.7 pence

* Total pre-tax exceptional items of £14.2m comprising NextGen non-cash impairment charge of £20.9m and sale and leaseback profits of £6.7m

* Proposed final dividend up 7% to 15.5 pence per share (2006: 14.5 pence per share) payable on 5 June 2008 to shareholders on the register on 2 May 2008

* The Group has purchased 7.9m shares for £46.0m via on-market share buybacks in the period

* In the seven weeks to 19 February 2008, the Group's gross win has increased by 4%, against a strong comparative period

Commenting on the results, Charles Scott, Chairman, said:

'2007 has seen the Group deliver a solid performance in light of the additional cost burden from a full year's charge for Amusement Machine Licence Duty (AMLD) and the competitive market environment in which our Interactive business operates.

Taking the main channels in turn:-

Looking forward to 2008 we remain confident in the prospects for our largest business - the Retail channel - which despite the incremental costs of Turf TV will be driven forward by continued machine income growth, the full year impact of evening opening, targeted investment in estate development and our ongoing focus on underlying cost control.

We expect 2008 to be a transitional year for the Interactive channel as we make

the necessary investments to lay the foundations for future growth. The most significant of these is the replacement of our Interactive sportsbook technology system with the new, more flexible ORBIS platform. We will also be focusing on exploiting the opportunities available to our online gaming business.

I am pleased to welcome Ralph Topping as our Chief Executive. Ralph joined William Hill in 1973 and has held various positions within the company, including most recently Group Director, Operations and previously Retail Operations Director and Internet Director. He brings a deep knowledge of the business and more than 35 years of industry experience to the role.

In line with our progressive dividend policy, the Board is proposing to increase total dividends for the year by 7%.'

Enquiries:

Ralph Topping, Chief Executive — Tel: 0208 918 3910

Simon Lane, Group Finance Director — Tel: 0208 918 3910

Nilay Patel, Corporate Finance Manager — Tel: 0208 918 3736

Deborah Spencer, Brunswick — Tel: 0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling + 44 (0) 20 7138 0820 using the conference code 3492762£. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 20 7806 1970 and using the replay access number 3492762£.

The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

Review of 2007 performance

A summary of the key financial results is set out in the table below:

	Gross win		Operating profit before exceptional items	
	2007 £m	2006 £m	2007 £m	2006 £m
Retail	802.6	736.0	229.8	225.9
Interactive	119.8	130.5	50.9	61.5
Telephone	53.0	57.5	16.1	16.7
Other	8.3	7.3	1.1	(0.6)
International joint ventures	-	-	(2.6)	-
Associate - SIS	-	-	3.3	3.6
Central overheads	-	-	(11.9)	(14.9)
	983.7	931.3	286.7	292.2

The Retail channel, which constitutes 82% of the Group's gross win, continued to perform strongly driven by encouraging gross win growth and good cost control. This was achieved notwithstanding the full year effects of the imposition of AMLD and the absence of a major football tournament. We estimate that these items in total had an impact on the Group of approximately £16m in comparison with 2006, although the effects of this were partly offset by 2007 being a 53-week period. Interactive has had a difficult period, impacted by technology issues and a very competitive market, while Telephone produced a stable result, despite lower high-staking customer volumes year-on-year. In addition, 2007 has seen the start of our long-term investments in the Italian and Spanish markets via our international joint ventures with Codere.

Profit before finance charges and exceptional items was £5.5m lower than last

year but earnings per share excluding exceptional items increased by 4%, benefiting from one-off tax movements. The Board is recommending a final dividend of 15.5 pence per share, an increase of 7% on last year consistent with the Group's policy of returning surplus capital via dividends and share buybacks.

Retail channel

The Retail channel's gross win grew by 9% to £802.6m (7% excluding the effects of the 53rd week) and pre-exceptional profit increased by 2% to £229.8m. This performance was achieved notwithstanding the adverse full year impact in 2007 from the imposition of AMLD in August 2006, as well as the 2006 comparatives including incremental gross win associated with the football World Cup.

Gross win from over the counter (OTC) increased by 3%, while machines gross win was up 15% (both excluding the 53rd week). Growth was facilitated by a larger estate (reflecting estate development and bolt-on acquisitions) and the extended opening hours allowed from 1 September by the Gambling Commission. We believe that further benefits from extended hours will come through in the future as punters become more familiar with the new trading hours available.

The impact of sporting results on OTC gross win year-on-year was broadly neutral as the effects of favourable football results in the earlier part of the year were largely offset by disappointing results in September and October. Horseracing gross win was impacted by the poor summer weather and a consequent high level of fixture cancellations (88 in 2007 compared to 46 in 2006).

The average number of gaming machines in the estate increased to 8,382 (2006: 8,218) in the period. The average net contribution per machine per week was £466 (2006: £433). This was a strong performance from machines, which has absorbed the additional cost from the imposition of AMLD in August 2006 that has adversely affected average weekly profitability of each terminal by £38. This performance was achieved despite the advent of the smoking ban from 1 July and was driven by staff training, content improvements, tight management of machine downtime and the extended opening hours allowed from 1 September. In January 2008, we renegotiated our machines supply contracts on improved terms with our existing supplier Inspired Gaming and also introduced a new supplier to the estate, Global Draw. We expect that these flexible supply arrangements will drive product innovation and service performance, which should enable us to deliver continued growth in our machines income.

Costs in the channel were up 11%, driven by the extended betting shop opening hours, the effects of the 53rd week, increases in the average number of LBOs (mainly affecting staff and property costs) and development activity within the existing estate (mainly affecting property and depreciation costs).

We completed 282 development and LBO refurbishment projects in 2007 including 39 new licences, 65 extensions and resites and 178 LBO refurbishments. Overall, we spent £46.8m on estate development in 2007.

2007 has also seen the acquisition and speedy integration of two small chains of LBOs, TH Jennings (Harlow Pools) Limited comprising 22 LBOs acquired for total consideration of £21.5m and Eclipse Bookmakers Limited comprising 7 LBOs acquired for a total consideration of £3.2m. Both chains have traded satisfactorily since their respective acquisitions.

At 1 January 2008, we had 2,234 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 49 in the Republic of Ireland; a total of 2,294.

Interactive channel

Interactive had a disappointing year with gross win falling by £10.7m to £119.8m and operating profit falling by £10.6m to £50.9m.

The Interactive sportsbook site has continued to be impacted by the relative inflexibility of our current technology configuration. This inflexibility is most notable in respect of in-running betting where the limitations of our technology prevented us from matching the increasing number of in-running betting opportunities available from our competitors. The Group had been addressing this technology deficiency through its replacement NextGen technology

programme. In November 2007, following the notification of a delay in the implementation of the NextGen programme, the Board instigated a review of the project by external consultants. The review concluded that, while the NextGen programme would deliver the expected benefits in due course, the implementation would require greater investment and take longer than originally envisaged. The review also identified that proven technology was available that could be

implemented more rapidly and at a lower comparative cost. The Board concluded that this was the preferred option and decided to terminate the NextGen programme. This decision resulted in an exceptional non-cash impairment charge in relation to the NextGen technology programme of £20.9m in the 2007 results with further related restructuring charges of approximately £4m expected to be incurred in 2008.

In January 2008, we agreed heads of terms to purchase the ORBIS technology platform. ORBIS is the industry-leading platform and once implemented, will allow us to compete on a level playing field with our competitors, especially in the number and variety of in-running markets we can offer. We aim to implement ORBIS by the end of November 2008 and will invest in programme management skills to ensure that we meet this implementation target.

The Board took a number of other initiatives in the period to address the relative underperformance of the Interactive sportsbook. Changes have been made within the Interactive management team and there has been an increased investment in the content on the site including the live streaming of events such as horse racing and the Australian Tennis Open with the aim of driving increased traffic to the site. In addition, we have improved our current offer to clients through expanded payment methods, market leading pricing on selected football bets, easier navigation of the website and improved internet search engine optimisation capabilities.

Gaming revenues largely stabilised in 2007 following the loss of poker business in the second half of 2006 that resulted from changes in US legislation. Arcade games performed strongly driven by new games and products. We launched 9 new arcade games during the period that expanded our offering to 26 games. We also introduced internet based bingo and skill games in the period and bingo, in particular, has been very successful and has exceeded initial expectations. Casino revenues are lower than last year in part reflecting a cannibalisation of casino revenue by arcade games and also a lower average yield per player. Poker had a difficult first 6 months of the year but the introduction of a closed loop (which means that poker winnings should be recycled amongst our clients within the Cryptologic poker room) and lower limit tables has seen a stabilisation of revenue in what has traditionally been the slower second half of the year.

Total active accounts increased to 432,000 as at 1 January 2008 (26 December 2006: 405,000).

Costs in the channel increased 6%, largely due to higher depreciation associated with increased investment in systems partly offset by the effects of lower marketing costs, following the football World Cup investment in the previous year.

Telephone channel

Telephone gross win fell by £4.5m to £53.0m and operating profit decreased by £0.6m to £16.1m.

This result was achieved notwithstanding the World Cup benefiting the comparative figures and lower high-staking customer activity in the period. While the Telephone channel is our most mature, we believe that it should continue to deliver stable earnings whilst providing a valuable facility to customers who are attracted by good quality service and a quick and convenient way to get their bets processed.

We ended the year with 146,000 active telephone customers (26 December 2006: 160,000). The 2006 number of accounts was boosted by recruitment activity associated with the World Cup.

Costs incurred by the channel were reduced by 12% principally due to lower marketing spend in respect of the World Cup and rationalisation of staff costs.

International activities

2007 has seen further progress in developing our operations in Spain and Italy in conjunction with our joint venture partner, Codere.

In Spain, the joint venture has launched its Spanish brand - Victoria Apuestas and has developed the infrastructure needed to manage and control the joint venture operations. We are expecting to be awarded an operational licence for the Madrid region imminently. We aim to secure up to 34 owned outlets in this region by the end of the year together with a similar number of third party outlets, subject to obtaining local licensing and planning permissions. We have also successfully secured one of the three licences available in the Basque region of Spain, which entitles us to open betting outlets in that region. We hope to have 8 betting shops and 56 other betting outlets operational by the end of the year in this region. Some of the unsuccessful bidders have challenged this award. The Basque government has indicated that it will respond to this appeal by the end of February 2008. We remain confident that our licence will be confirmed.

In December 2006, as part of a process of deregulating betting within Italy, William Hill and Codere were jointly awarded 20 concessions to operate horseracing-betting shops, 7 concessions to operate sports betting shops and 28 concessions relating to sports betting points. Progress has been made in 2007 in identifying and acquiring locations to exploit these concessions and under the terms of the concessions, they have to be ready to commence trading by September 2008 and the majority are expected to be operational before then. We are also investigating potential shop acquisition opportunities in Italy to expand our footprint. Remote licences relating to horseracing and sports betting were also applied for and granted and the internet sites have commenced trading in February of this year.

The Board notes that both Spain and Italy are new markets for William Hill and expect that it will take a period of time to develop these opportunities.

Operating expenses

Full-year expenses before exceptional items(net of operating income) for the Group were £480.2m, an increase of 8%. Excluding the effects of the 53rd week and the extended opening hours from 1st September, costs are estimated to have risen by 4%.

Staff costs (which represented roughly half of our total costs) increased by 7% over the comparable period, mainly reflecting the 53rd week, extended opening hours from September, a 3% increase in the average number of LBOs trading in the period and an inflation-based pay award to staff of 3%. Property costs, which represented 17% of our total costs, were up 15% over the comparable period reflecting higher energy costs and increases in rent and rates, in part driven by an increase in average LBO size and also a greater number of LBOs.

Depreciation costs increased 20% due to increased investment in the LBO estate and IT systems, including gaming products. The cost of providing pictures and data to our LBOs was up 9% over the comparable period due to the increased size of the estate and the costs of extra content to support the extended opening hours. Advertising and marketing costs were down 9% over the comparable period mainly due to the absence of the World Cup marketing campaign, which was included in the 2006 comparative figures. Approximately £3.0m was incurred in the period in preparation for the introduction of the new Gambling Commission regime, of which £1.2m was non-recurring.

Looking forward, we will continue to focus on cost discipline and remain confident that cost increases will remain in the 4-6% historical cost range excluding the incremental effects of evening opening and Turf TV.

Regulatory development

The Gambling Act 2005 came into force on 1 September 2007 with the Gambling Commission taking on its role of implementing and policing the detailed regulations, licence conditions and guidance that will govern gambling in Great Britain. We welcome the establishment of the Gambling Commission and support its objective to regulate gambling in the public interest by keeping crime out of gambling, by ensuring that gambling is conducted fairly and openly, and by

protecting children and vulnerable people from being harmed or exploited by gambling.

We have engaged with the Commission, working with it to try and establish workable regulations in time for the 1st September deadline. We look forward to maintaining a positive dialogue with the Commission in years to come. We have also undertaken a significant training programme during the year to inform all our staff of the requirements of the Act and their responsibilities under the new regime.

Cost of content

On 11 January 2008, we entered into a five year contract with Amalgamated Racing Limited, trading as Turf TV, for the provision of live coverage of all horse races taking place at those horserace courses for which Turf TV has exclusive rights. By agreeing this contract the Group has ensured that it is able to provide pictures of UK racing to our customers in the United Kingdom, the Isle of Man, Channel Islands and the Republic of Ireland from that date and has obtained certainty on the cost of that service for the next five years. The Group, together with the Bookmakers Afternoon Greyhound Services Limited and other bookmakers, is currently party to litigation against Turf TV and various others over allegations of breaches of competition law.

On 20 February 2008, the Government announced its intention that the 47th Levy scheme be settled on terms similar to those included in the 46th Levy scheme. We were disappointed with this outcome but welcomed the comments in the accompanying statement that the Government accepted an argument could be put forward that bookmakers' subscriptions to the new Turf TV service constitute a commercially based flow of money to horseracing. We share the Government's desire to move away from a statutory levy and we look forward to engaging with the Government and the horseracing industry in the near future on developing a commercial arrangement for the support of horseracing going forward.

Taxation

The main taxation change in the period was the reduction from 30% to 28% in the headline rate of corporation tax, which becomes effective from 1 April 2008. As the Group has significant non-cash deferred tax liabilities associated with its acquired betting licences, the rate change has led to a one-off reduction in the tax charge of £11.3m, resulting from the restatement of these liabilities based on the reduced corporation tax rate. Consequently, the Group's effective rate of tax (before exceptional items and associate income) was 25.3%, as compared to 29.6% in 2006 and the UK statutory rate for 2007 of 30%.

Cashflow and net indebtedness

The Group generated net cash inflow from operating activities before financing

and tax of £310.7m, £3.2m lower than the comparable period. The Group paid £77.7m in net debt service costs, paid £71.8m in corporation tax, invested £97.3m in capital expenditure and acquisitions (including joint-venture investments), paid £78.5m in dividends and spent £43.5m (net of SAYE option receipts) purchasing its own shares.

Net indebtedness increased to £1,083.9m at 1 January 2008 (26 December 2006 - £1,043.4m) as a result of the above.

Returns to shareholders

The Company is proposing to pay a final dividend of 15.5 pence per share (2006: 14.5 pence per share) on 5 June 2008 to shareholders on the register on 2 May 2008. The 7% increase in the proposed final dividend is in line with the Group's policy of returning surplus capital via dividends and share buybacks. The proposed level of total dividend corresponds to a dividend cover ratio of 1.9 times (26 December 2006 - 2.1 times). The Company normally aims to pay interim and final dividends that represent approximately one third and two thirds, respectively, of total dividends.

The Company obtained a renewed authority from shareholders at the Annual General Meeting held in May 2007 to buyback up to 10% of the issued share capital. In 2007, the Company bought back 2% of its opening share capital, all of which was

cancelled. The aggregate cost (after expenses and stamp duty) of the acquired 2% of issued share capital was £46.0m.

From June 2002, the date of its initial public offering to the end of 2007, the Company has bought back a total of 19% of its original issued share capital (inclusive of shares bought back into treasury) returning £448.5m to shareholders and paid dividends totalling a further £326.5m (excluding the proposed dividend of 15.5 pence per share to be paid in June 2008).

Approximately 2% of the issued share capital at the end of 2007 is held as treasury shares to meet future awards under the Group's various incentive and share remuneration schemes.

Financial structure and liquidity

Following the acquisition of Stanley Retail in June 2005, the Board considered the optimal capital structure and financing arrangements for William Hill as a public company. Accordingly, the Group secured new facilities of £1.2bn with a consortium of banks. £600m of the new facilities has been structured as a five-year revolving credit facility and £600m as a five-year term loan. These facilities are repayable in March 2010. In June 2006, the Group arranged a further new five-year bank facility of £250m. This facility is repayable in July 2011. The directors believe that these facilities are currently sufficient to meet the projected working capital and investment needs of the Group.

The Company has hedged its exposure to interest rates on its forecast floating rate debt by entering into a series of interest rate swaps and collars. As at 1 January 2008, approximately 40% of its forecast exposure is fixed via interest rate swaps reducing to 10% by the end of 2012. A further 40% is subject to interest rate collar arrangements as at 1 January 2008, also reducing to 10% by the end of 2012.

The remaining exposure is at floating rates. The Board will continue to review periodically the borrowing and hedging arrangements to ensure that they remain appropriate to the needs of the Group and take account of changes in market conditions and business plans.

In September 2005, the Board announced it intended to maintain an efficient and flexible capital structure and would achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. By the end of December 2007, the Group net debt to EBITDA ratio was 3.4 times.

The Board remains focussed on maintaining an efficient balance sheet and will continue to return surplus capital to shareholders through its progressive dividend policy and share buyback programme as appropriate. Equally, the Board remains committed to growing the business and will invest in appropriate opportunities both via capital expenditure and bolt-on acquisitions in its core business, where its assessment indicates that shareholder value will be maximised.

Reconciliation of gross win to revenue

Due to the requirements of accounting standards, the Group discloses a different top line measure of activity (revenue) in its accounts from gross win. The difference between the two measures is the VAT payable on machine income and the following is a reconciliation for the periods presented between gross win and revenue as disclosed in the attached financial statements:

	53 weeks to 1 Jan 2008 £m	52 weeks to 26 Dec 2006 £m
Gross win	983.7	931.3
VAT on machine income	(43.3)	(37.1)
Revenue	940.4	894.2

Current trading

In the seven weeks to 19 February 2008, the Group's gross win has increased by 4%. This represents a solid start to the year given the strong prior year comparatives.

To date we have seen no evidence that a slow down in consumer spending is having an adverse impact on our business although at this early stage of the cycle it is difficult to be definitive. The Board notes that historically, the Group's business has proven to be less exposed to the economic cycle than many other consumer facing industries. Since the last economic downturn, however, the business has significantly increased its income generated from gaming machines in LBOs and online betting and gaming. It is difficult to predict with any certainty how these income streams will react under conditions of economic pressure.

For the year as a whole, we remain confident of further growth in the Retail business. The Group remains focused on cost and believes that like for like cost growth can continue to be contained within the historic range of 4-6%. However, the business will need to absorb incremental costs associated with the new Turf TV contract and the full year impact of extended winter opening hours.

The performance of the interactive sportsbook is expected to continue to be impacted until the new ORBIS platform is fully up and running towards the end of the year.

The development of our International business continues. Until these businesses reach scale we would anticipate absorbing some operating losses, which in 2008 are expected to be approximately £8 million.

Overall, the Board remains confident about the prospects for the business both in the UK and internationally.

Chief Executive appointment

On 21 February 2008, the Board announced the appointment of Ralph Topping as Chief Executive. Mr Topping was previously Group Director, Operations for William Hill, with responsibility for the Group's UK-based operations. He was appointed to the Board of William Hill PLC in April 2007. Mr Topping joined William Hill in 1973 and has held various positions within the Group, including Retail Operations Director and Internet Director. Mr Topping brings a deep knowledge of the William Hill business and more than 35 years of industry experience to the role.

Consolidated Income Statement
for the 53 weeks ended 1 January 2008

	Notes	Before exceptional items £m	Exceptional items (note 3) £m	53 weeks ended 1 January 2008 Total £m	52 weeks ended 26 December 2006 £m
Continuing Operations					
Amounts wagered	2	14,792.3	-	14,792.3	13,235.9
Revenue	2	940.4	-	940.4	894.2
Cost of sales		(174.2)	-	(174.2)	(160.3)

Gross profit	2	766.2	-	766.2	733.9
Other operating income		10.4	-	10.4	6.3
Other operating expenses		(490.6)	-	(490.6)	(451.6)
Exceptional operating expense	3	-	(20.9)	(20.9)	-
Share of results of associates and joint ventures		0.7	-	0.7	3.6
Operating profit	2	286.7	(20.9)	265.8	292.2
Exceptional profit on sale and leaseback of properties	3	-	6.7	6.7	-
Investment income	4	24.3	-	24.3	13.0
Finance costs	5	(87.6)	-	(87.6)	(69.8)
Profit before tax	2	223.4	(14.2)	209.2	235.4
Tax	3,6	(56.3)	4.5	(51.8)	(68.6)
Profit for the period	9	167.1	(9.7)	157.4	166.8
Earnings per share (pence)					
Basic	8			44.7	45.5
Diluted	8			44.3	44.9

Consolidated Statement of Recognised Income and Expense
for the 53 weeks ended 1 January 2008

	Notes	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
(Loss)/gain on cash flow hedges		(1.6)	14.3
Actuarial gain on defined benefit pension scheme		12.9	16.7
Tax on items taken directly to equity		(1.3)	(9.5)
Change in associate net assets due to share repurchase		-	(1.7)
Net income recognised directly in equity		10.0	19.8
Transferred to income statement on cash flow hedges	9	(7.6)	0.7
Profit for the period		157.4	166.8
Total recognised income and expense for the period		159.8	187.3

Consolidated Balance Sheet
as at 1 January 2008

	Notes	1 January 2008 £m	26 December 2006 £m
Non-current assets			
Intangible assets		1,365.9	1,342.7
Property, plant and equipment		214.7	207.0
Interest in associates and joint ventures		12.7	5.3
Deferred tax asset		1.9	8.5
		1,595.2	1,563.5
Current assets			
Inventories		0.6	0.5
Trade and other receivables		32.3	30.4
Cash and cash equivalents		69.4	98.7
Derivative financial instruments		5.2	14.4
		107.5	144.0
Total assets		1,702.7	1,707.5
Current liabilities			
Trade and other payables		(90.8)	(108.6)
Current tax liabilities		(51.8)	(66.3)
Borrowings		(1.2)	(0.9)
Derivative financial instruments		(4.7)	(5.6)
		(148.5)	(181.4)
Non-current liabilities			
Borrowings		(1,152.1)	(1,141.2)
Retirement benefit obligations		(3.3)	(25.1)
Deferred tax liabilities		(165.7)	(169.3)
		(1,321.1)	(1,335.6)
Total liabilities		(1,469.6)	(1,517.0)
Net assets		233.1	190.5
Equity			
Called-up share capital	9	35.4	36.2
Share premium account	9	-	311.3
Capital redemption reserve	9	6.8	6.0
Merger reserve	9	(26.1)	(26.1)
Own shares held	9	(34.4)	(46.9)
Hedging and translation reserves	9	3.2	9.4
Retained earnings	9	248.2	(99.4)
Total equity	9	233.1	190.5

Consolidated Cash Flow Statement
for the 53 weeks ended 1 January 2008

	Notes	53 weeks ended 1 January	52 weeks ended 26 December

		2008 £m	2006 £m
Net cash from operating activities	10	149.6	204.6
Investing activities			
Dividend from associate		2.0	-
Interest received		11.6	2.9
Proceeds on disposal of property, plant and equipment		5.7	5.9
Proceeds on disposal of share in associate		1.8	-
Proceeds on exceptional sale of freehold properties		9.8	-
Purchases of property, plant and equipment		(42.8)	(55.2)
Purchases of betting licences		(5.3)	(1.9)
Expenditure on computer software		(15.8)	(10.8)
Acquisition of subsidiaries	11	(25.2)	-
Investment in joint ventures		(8.2)	-
Net cash used in investing activities		(66.4)	(59.1)
Financing activities			
Purchase of own shares		(47.9)	(178.4)
SAYE share option redemptions		4.4	1.0
Dividends paid	9	(78.5)	(70.9)
Repayments of borrowings		-	(125.0)
New bank loans raised		9.7	250.0
New debt facility issue costs		-	(2.2)
New finance leases		-	2.1
Collar premiums paid		(0.2)	-
Net cash used in financing activities		(112.5)	(123.4)
Net (decrease)/increase in cash and cash equivalents in the period		(29.3)	22.1
Cash and cash equivalents at start of period		98.7	76.6
Cash and cash equivalents at end of period		69.4	98.7

Notes to the Group Financial Statements
for the weeks ended 1 January 2008

1. Basis of accounting

General information

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London, N22 7TP.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates.

Adoption of new and revised standards

In the current year the Group has not been subject to any new mandatory International Financial Reporting Standards (IFRS). Four Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 Applying the Restatement Approach under IAS 29; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; and IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these Interpretations has not led to any changes in the Group's

accounting policies.

At the date of authorisation of these Group financial statements, the following Standards and Interpretations, which have not been applied in these Group financial statements, were in issue but not yet effective:

IFRS 7	Financial instruments: disclosures;
IFRS 8	Operating segments;
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions;
IFRIC 12	Service Concession Arrangements;
IFRIC 13	Customer Loyalty Programmes; and
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when IFRS 7 comes into effect for periods commencing on or after 1 January 2007.

The financial statements for the 53 weeks ended 1 January 2008, which have been approved by a committee of the Board of Directors on 26 February 2008, have been prepared on the basis of accounting policies set out in the Group's statutory accounts for the 52 weeks ended 26 December 2006. This preliminary report should therefore be read in conjunction with the 2006 financial statements.

The financial statements set out in this preliminary announcement do not constitute the Company's statutory accounts for the 53 week period ended 1 January 2008 or the 52 week period ended 26 December 2006, but is derived from those accounts. Statutory accounts for the 52 week period ended 26 December 2006 have been delivered to the Registrar of Companies and those for the 53 week period ended 1 January 2008 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS in April 2008.

Basis of accounting

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 1 January 2008. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net

assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

2. Segment information

For management purposes, the Group is currently organised into three operating divisions - Retail, Interactive and Telephone. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 53 weeks ended 1 January 2008:

	Retail	Interactive	Telephone	Other	Corporate	Group
	£m	£m	£m	£m	£m	£m
Amounts wagered	13,022.5	1,182.0	559.2	28.6	-	14,792.3
Payout	(12,263.2)	(1,062.2)	(506.2)	(20.3)	-	(13,851.9)
Revenue	759.3	119.8	53.0	8.3	-	940.4
GPT, duty, levies and other cost of sales	(137.6)	(23.2)	(12.3)	(1.1)	-	(174.2)
Gross profit	621.7	96.6	40.7	7.2	-	766.2
Depreciation	(26.1)	(6.9)	(1.5)	(0.3)	(1.1)	(35.9)
Other administrative expenses	(365.8)	(38.8)	(23.1)	(5.8)	(10.8)	(444.3)
Exceptional operating expense	-	(20.9)	-	-	-	(20.9)
Share of result of associates and joint ventures	-	-	-	-	0.7	0.7
Operating profit/(loss)	229.8	30.0	16.1	1.1	(11.2)	265.8
Exceptional profit on sale and leaseback of properties	-	-	-	-	6.7	6.7
Investment income	-	-	-	-	24.3	24.3
Finance costs	-	-	-	-	(87.6)	(87.6)
Profit/(loss) before tax	229.8	30.0	16.1	1.1	(67.8)	209.2

Business segment information for the 53 weeks ended 1 January 2008:

						Group
	£m	£m	£m	£m	£m	£m
Balance sheet information						
Total assets	1,386.4	117.9	85.0	16.3	97.1	1,702.7
Total liabilities	(53.5)	(25.3)	(5.7)	(0.5)	(1,384.6)	(1,469.6)
Investment in associate and joint ventures	-	-	-	-	12.7	12.7
Capital additions	42.2	16.1	1.4	0.1	1.0	60.8
Included within Total assets:						
Goodwill	687.8	97.2	80.4	7.1	-	872.5
Other intangibles with indefinite lives	483.9	-	-	-	-	483.9

Business segment information for the 52 weeks ended 26 December 2006:

	Retail	Interactive	Telephone	Other	Corporate	Group
	£m	£m	£m	£m	£m	£m
Amounts wagered	11,486.0	1,060.3	659.9	29.7	-	13,235.9
Payout	(10,787.1)	(929.8)	(602.4)	(22.4)	-	(12,341.7)
Revenue	698.9	130.5	57.5	7.3	-	894.2
GPT, duty, levies and other cost of sales	(120.5)	(26.0)	(12.9)	(0.9)	-	(160.3)
Gross profit	578.4	104.5	44.6	6.4	-	733.9
Depreciation	(23.5)	(4.9)	(0.7)	(0.2)	(0.5)	(29.8)
Other administrative expenses	(329.0)	(38.1)	(27.2)	(6.8)	(14.4)	(415.5)
Share of result of associate	-	-	-	-	3.6	3.6
Operating profit/(loss)	225.9	61.5	16.7	(0.6)	(11.3)	292.2
Investment income	-	-	-	-	13.0	13.0
Finance costs	-	-	-	-	-	(69.8)	(69.8)

Profit/(loss) before tax	225.9	61.5	16.7	(0.6)	(68.1)	235.4
Balance sheet information						
Total assets	1,360.9	127.1	95.8	18.9	104.8	1,707.5
Total liabilities	(54.7)	(26.6)	(4.4)	(0.5)	(1,430.8)	(1,517.0)
Investment in associate	-	-	-	-	5.3	5.3
Capital additions	52.5	9.1	9.1	-	1.0	71.7
Included within Total assets:						
Goodwill	681.0	97.2	80.4	7.1	-	865.7
Other intangibles with indefinite lives	454.7	-	-	-	-	454.7

The Retail distribution channel comprises all activity undertaken in LBOs including gaming machines. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a

small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the readers' attention, in understanding the Group's financial performance.

Exceptional items are as follows:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Impairment in relation to termination of NextGen programme (1)	(20.9)	-
Sale and leaseback of LBO properties (2)	6.7	-
	(14.2)	-

(1) In November 2007, the Board of directors instigated a review of the

NextGen programme. As a result of the review, the programme was terminated. This decision resulted in an impairment charge of £20.9m, consisting of £20.5m internally developed software and £0.4m computer hardware.

(2) Income arose from the sale and leaseback of 24 LBO properties and is shown net of costs.

Exceptional tax (charges)/credit are as follows:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Deferred tax charge on held over capital gain on sale and leaseback of LBO's	(1.4)	-
Tax relief expected in respect of assets impaired	5.9	-
	4.5	-

4. Investment income

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Interest on bank deposits	4.0	2.9
Fair value gains on interest rate swaps transferred from equity for cash flow hedges of floating rate debt	7.6	-
Expected return on pension scheme assets	12.7	10.1
	24.3	13.0

5. Finance costs

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Interest payable and similar charges:		
Bank loans and overdrafts	74.2	57.8
Amortisation of finance costs	1.7	1.3
Net interest payable	75.9	59.1
Interest on pension scheme liabilities	11.7	10.7
	87.6	69.8

6. Tax on profit on ordinary activities

The tax charge comprises:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Current tax:		
UK corporation tax at 30%	61.6	66.5
UK corporation tax - prior periods	(4.7)	(6.4)
Total current tax charge	56.9	60.1
Deferred tax:		
Origination and reversal of timing		

differences	1.4	5.1
Impact from changes in statutory tax rates	(11.3)	-
Adjustment in respect of prior years	4.8	3.4
Total deferred tax (credit)/charge	(5.1)	8.5
Total tax on profit on ordinary activities	51.8	68.6

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate and joint venture income is 25.3% (52 weeks ended 26 December 2006 - 29.6%). The effective tax rate in respect of ordinary activities after exceptional items and excluding associate and joint venture income was 24.8% (52 weeks ended 26 December 2006 - 29.6%). The current period's charge is lower than the statutory rate of 30% mainly due to a reduction in mainstream corporation tax rates from 30% to 28% from 1 April 2008. This change has resulted in a deferred tax credit arising from the reduction in the balance sheet carrying value of deferred tax net liabilities to reflect the anticipated rate of tax at which those liabilities are expected to reverse.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	53 weeks ended 1 January 2008		52 weeks ended 26 December 2006	
	£m	%	£m	%
Profit before tax	209.2		235.4	
Less: share of results of associates and joint ventures	(0.7)		(3.6)	
	208.5	100.0	231.8	100.0
Tax on Group profit at standard UK corporation tax rate of 30%	62.6	30.0	69.5	30.0
Impact of changes in statutory tax rates	(11.3)	(5.4)	-	-
Adjustment in respect of prior periods	0.1	-	(3.0)	(1.3)
Permanent differences - non deductible expenditure	1.0	0.5	2.1	0.9
Permanent differences - non taxable income	(0.6)	(0.3)	-	-
Total tax charge	51.8	24.8	68.6	29.6

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

7. Dividends proposed and paid

	53 weeks ended 1 January 2008 Per share	52 weeks ended 26 December 2006 Per share	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Equity shares:				
- current year interim dividend paid	7.75p	7.25p	27.3	25.6
- prior year final dividend paid	14.5p	12.2p	51.2	45.3
	22.25p	19.45p	78.5	70.9
Proposed dividend	15.5p	14.5p	53.8	51.2

The proposed final dividend of 15.5p will, subject to shareholder approval, be paid on 5 June 2008 to all shareholders on the register on 2 May 2008. In line with the requirements of IAS 10 - 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 1 January 2008, the trust held 0.03m ordinary shares. In addition, the Company does not pay dividends on the 6.5m shares held in treasury. The Company estimates that 347.2m shares will qualify for the final dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	53 weeks ended 1 January 2008 Pence	52 weeks ended 26 December 2006 Pence
Basic - adjusted	47.4	45.5
Basic	44.7	45.5
Diluted	44.3	44.9

An adjusted earnings per share, based on profit for the period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

The calculation of the basic and diluted earnings per share is based on the following data:

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Profit after tax for the financial period	157.4	166.8
Exceptional items (note 3)	14.2	-
Exceptional items - tax credit (note 3)	(4.5)	-
Profit after tax for the financial period before exceptional items	167.1	166.8

	Number (m)	Number (m)
Weighted average number of ordinary shares for the purposes of basic earnings per share	352.2	366.7
Effect of dilutive potential ordinary shares: Employee share awards and options	3.4	4.7
Weighted average number of ordinary shares for the purposes of diluted earnings per share	355.6	371.4

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 7.9m in the 53 weeks ended 1 January 2008 (52 weeks ended 26 December 2006 - 10.4m).

9. Reserves

Hedging

	Called-up share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	and translation reserves £m	Retained earnings £m	Total £m
At 28 December 2005	39.1	311.3	3.1	(26.1)	(57.5)	(1.1)	(20.2)	248.6
Profit for the financial period	-	-	-	-	-	-	166.8	166.8
Dividends paid (note 7)	-	-	-	-	-	-	(70.9)	(70.9)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	9.8	10.0	19.8
Expense recognised in respect of share remuneration	-	-	-	-	-	-	3.0	3.0
Shares purchased and cancelled	(2.9)	-	2.9	-	-	-	(178.4)	(178.4)
Transfer to income	-	-	-	-	-	0.7	-	0.7
Transfer of own shares to recipients	-	-	-	-	10.6	-	(9.7)	0.9
At 27 December 2006	36.2	311.3	6.0	(26.1)	(46.9)	9.4	(99.4)	190.5
Profit for the financial period	-	-	-	-	-	-	157.4	157.4
Dividends paid (note 7)	-	-	-	-	-	-	(78.5)	(78.5)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	1.2	8.9	10.1
Expense recognised in respect of share remuneration	-	-	-	-	-	-	2.6	2.6
Shares purchased and cancelled	(0.8)	-	0.8	-	-	-	(46.0)	(46.0)
Transfer to income	-	-	-	-	-	(7.6)	-	(7.6)
Transfer of own shares to recipients	-	-	-	-	12.5	-	(8.1)	4.4
Cancellation of share premium	-	(311.3)	-	-	-	-	311.3	-
Exchangedifferences on translation of overseas operations	-	-	-	-	-	0.2	-	0.2
At 1 January 2008	35.4	-	6.8	(26.1)	(34.4)			

3.2 248.2 233.1

--------------- ------ ------ ------ ------ ------
------ ------ ------

Shares were cancelled during the period as part of the Company's share buyback programme.

Own shares held at 1 January 2008 amounting to £34.4m comprise 6.5m shares (nominal value - £0.6m) held in treasury purchased for £34.4m and 0.03m shares (nominal value - £0.003m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £0.04m. The shares held in treasury were purchased at a weighted average price of £5.32. At 1 January 2008 the total market value of own shares held in treasury and in the Trust was £34.0m.

The share premium reserve records the excess of the cash actually received on the issue of shares over the nominal amount of the share capital issued. On 20 June 2007 the High Court of Justice confirmed the reduction in share premium, allowing its transfer to retained earnings.

10. Notes to the cash flow statement

	53 weeks ended 1 January 2008 £m	52 weeks ended 26 December 2006 £m
Operating profit before exceptional items	286.7	292.2
Adjustments for:		
Share of result of associates and joint ventures	(0.7)	(3.6)
Depreciation of property, plant and equipment	27.8	27.1
Depreciation of computer software	8.1	2.7
Loss/(gain) on disposal of property, plant and equipment	0.4	(0.5)
Gain on disposal of LBOs and administrative buildings	(5.1)	(4.0)
Gain on disposal of SIS shares	(1.7)	-
Cost charged in respect of share remuneration	2.6	3.0
Defined benefit pension cost less cash contributions	(7.9)	(8.1)
Foreign exchange reserve movement	0.2	-
Movement on financial derivatives	(0.9)	-
Movement in provisions	-	(7.5)
Operating cash flows before movements in working capital:	309.5	301.3
Increase in inventories	(0.1)	(0.1)
Decrease/(increase) in receivables	0.2	(11.0)
Increase in payables	1.1	23.7
Cash generated by operations	310.7	313.9
Income taxes paid	(71.8)	(53.9)
Interest paid	(89.3)	(55.4)
Net cash from operating activities	149.6	204.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months ...truncated

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 27 February 2008 15:50
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED

William Hill PLC - Statement re Treasury Shares

RNS Number:8927O
William Hill PLC
27 February 2008

27 February 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 27 February 2008, 34,433 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 176 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,329,769 ordinary shares in issue, in addition 6,388,990 ordinary shares are held in treasury.

Enquiries:

Dennis Read   Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFSEFDIDFIT
RNS Number:8927O
William Hill PLC
27 February 2008

27 February 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 27 February 2008, 34,433 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 176 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,329,769 ordinary shares in issue, in addition 6,388,990 ordinary shares are held in treasury.

Enquiries:

Dennis Read   Deputy Company Secretary

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 29 February 2008 16:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:1101P
William Hill PLC
29 February 2008

William Hill PLC

Total Voting Rights

On 29 February 2008 William Hill PLC had 347,329,769 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 6,388,990 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3600

END
TVREKLFLVLBXBBD

END